October 11, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ADA-ES, Inc.

Registration Statement on Form S-3, as amended

File No. 333- 171936

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended (the “Act”), ADA-ES, Inc. (“ADA-ES” or the “Registrant”) hereby requests that the effective date of the above-captioned Registration Statement, as amended, be accelerated so that it shall become effective at 3:00 p.m. on October 12, 2011, or as soon thereafter as possible.

By making this request for acceleration of the effective date of the Registration Statement, the Registrant acknowledges that:

•	Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

•

The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve ADA-ES from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

•

ADA-ES may not assert the staff’s comments and the declaration of the registration statement’s effectiveness as a defense on any proceeding initiated by the Commission or any person under the United States federal securities laws.

In addition, ADA-ES acknowledges that it is aware of its obligations under the Act.

Yours very truly,

ADA-ES, Inc.

By:	/s/ Mark H McKinnies

Its:	Senior Vice President & Chief Financial Officer